File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

Stellus Capital Investment Corporation, Stellus Private Credit BDC, Stellus Capital SBIC LP, Stellus Capital SBIC II, LP, Stellus Capital SBIC III, LP, SCIC-SKP Blocker 1, Inc., SCIC-ERC Blocker 1, Inc., SCIC-Consolidated Blocker, Inc., SCIC – CC Blocker 1, Inc., SCIC – APE Blocker 1, Inc., SCIC – Hollander Blocker 1, Inc., SCIC-Invincible Blocker 1, Inc., SCIC-Venbrook Blocker 1, Inc., PBDC Consolidated Blocker, LLC, Stellus Private Credit BDC SPV LLC, Stellus Credit Master Fund I, LLC, Stellus Credit VCOC Fund I, LLC, Stellus Credit Master Fund II, LLC, Stellus Credit VCOC Fund II, LLC, Stellus Credit Master Fund III, LLC, Stellus Credit VCOC Fund III, LLC, Stellus Senior Secured Loan Fund, LLC, Stellus Credit Funds Investor A, LLC, Stellus Credit Funds Investor B, LP, Stellus Credit Master Fund IV, LLC, Stellus Credit VCOC Fund IV, LLC, Stellus Private BDC Advisor, LLC, and Stellus Capital Management, LLC

4400 Post Oak Parkway, Suite 2200

Houston, TX 77027

(713) 292-5400

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Robert T. Ladd

Stellus Capital Investment Corporation

Chief Executive Officer and President

4400 Post Oak Parkway, Suite 2200

Houston, TX 77027

(713) 292-5400

rladd@stelluscapital.com

Copies to:

Stephani M. Hildebrandt, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

(202) 383-0100

anneoberndorf@eversheds-sutherland.com

April 23, 2025

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on November 13, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Stellus Capital Investment Corporation (“SCIC”), a corporation formed under the General Corporate Laws of the State of Maryland for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act;

•	Stellus Private Credit BDC (“SPBDC” and together with SCIC, the “Existing Regulated Funds”), a Delaware statutory trust formed for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act;

•	The following investment vehicles, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”):

o	Stellus Credit Master Fund I, LLC;

o	Stellus Credit VCOC Fund I, LLC;

o	Stellus Credit Master Fund II, LLC;

o	Stellus Credit VCOC Fund II, LLC;

o	Stellus Credit Master Fund III, LLC;

o	Stellus Credit VCOC Fund III, LLC;

o	Stellus Credit Master Fund IV, LLC;

o	Stellus Credit VCOC Fund IV, LLC;

o	Stellus Senior Secured Loan Fund, LLC;

o	Stellus Credit Funds Investor A, LLC; and

o	Stellus Credit Funds Investor B, LP;

•	Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund;

•	Stellus Private BDC Advisor, LLC, SPBDC’s investment adviser (“SPBDC Advisor”), on behalf of itself and its successors;[3] and

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 Stellus Capital Investment Corporation, et al. (File No. 812-15255), Release No. IC-34556 (April 11, 2022) (notice) and Release No. IC-34579 (May 9, 2022) (order).

3 The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•	Stellus Capital Management, LLC (“SCM” and together with SPBDC Advisor, the “Existing Advisers”) (the Existing Advisers together with SCIC, SPBDC, the Existing Affiliated Funds and the Existing Wholly-Owned Subsidiaries, the “Applicants”),[4] the investment adviser to SCIC and each of the Existing Affiliated Funds, on behalf of itself and its successors;

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

4 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

5 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

6 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

7 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

8 “Adviser” means SPBDC Advisor, SCM, and any other investment adviser controlling, controlled by, or under common control with SPBDC Advisor and/or SCM. The term “Adviser” also includes any internally-managed Regulated Fund.

9 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II. GENERAL DESCRIPTION OF THE APPLICANTS

A. SCIC

SCIC was organized as a corporation under the General Corporate Laws of the State of Maryland on May 18, 2012 for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. In connection with its initial public offering of common stock (the “IPO”), on September 28, 2012, SCIC filed a registration statement on Form N-2, as subsequently amended and supplemented. On November 7, 2012, SCIC filed a notice under Form N-54A to be subject to Sections 55 through 65 of the Act and filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, SCIC is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. SCIC’s common stock is listed on the New York Stock Exchange under the symbol “SCM”. SCIC’s principal place of business is 4400 Post Oak Parkway, Suite 2200, Houston, TX 77027. SCIC has elected to be treated for U.S. Federal tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Code, and intends to continue to maintain its qualification as a RIC in the future.

The investment objective of SCIC is to maximize the total return to its stockholders in the form of current income and capital appreciation through debt and related equity investments in middle-market companies. SCIC seeks to achieve its investment objective by originating and investing primarily in private U.S. middle-market companies (typically those with $5.0 million to $50.0 million of EBITDA (earnings before interest, taxes, depreciation and amortization)), with a focus on investing through first lien (including unitranche) loans, often with a corresponding equity investment. SCIC has a five-member board of directors (the “SCIC Board”), of which three members are not “interested persons” of SCIC within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”).10

B. SPBDC

SPBDC was organized as a Delaware statutory trust formed for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Act. On December 22, 2021, SPBDC filed a registration statement on Form 10 to register the shares of its common stock pursuant to Section 12(g) of the 1934 Act. SPBDC is offering on a continuous basis an unlimited number of its common shares of beneficial interest (“Common Shares”) in connection with which it intends to enter into subscription agreements to issue and sell shares of its Common Shares under the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), only to investors that are “accredited investors” in accordance with Rule 506(b) of Regulation D promulgated under the Securities Act, and other exemptions of similar import in the laws of the states and jurisdictions where the offering will be made. SPBDC’s principal place of business is 4400 Post Oak Parkway, Suite 2200, Houston, TX 77027. SPBDC has elected to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code, and intends to continue to maintain its qualification as a RIC in the future.

SPBDC’s investment objective is to maximize the total return to its stockholders in the form of current income and capital appreciation. SPBDC will aim to achieve its investment objectives by providing loans to lower middle market companies in the U.S. SPBDC has a five-member board of directors (the “SPBDC Board” and together with the SCIC Board, the “Board”), of which three members are Independent Directors.

10 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

C. The Existing Affiliated Funds

The Existing Affiliated Funds were each formed as follows:

•	Stellus Credit Master Fund I, LLC, a Delaware limited liability company formed on October 1, 2013;
•	Stellus Credit VCOC Fund I, LLC, a Delaware limited liability company formed on October 1, 2013;
•	Stellus Credit Master Fund II, LLC, a Delaware limited liability company formed on October 7, 2015;
•	Stellus Credit VCOC Fund II, LLC, a Delaware limited liability company formed on October 7, 2015;
•	Stellus Credit Master Fund III, LLC, a Delaware limited liability company formed on July 21, 2020;
•	Stellus Credit VCOC Fund III, LLC, a Delaware limited liability company formed on July 21, 2020;
•	Stellus Credit Master Fund IV, LLC, a Delaware limited liability company formed on August 25, 2023;
•	Stellus Credit VCOC Fund IV, LLC, a Delaware limited liability company formed on August 25, 2023.
•	Stellus Senior Secured Loan Fund, LLC, a Delaware limited liability company formed on January 18, 2019;
•	Stellus Credit Funds Investor A, LLC, a Delaware limited liability company formed on June 2, 2021; and
•	Stellus Credit Funds Investor B, LP, a Cayman Islands exempted limited partnership formed on December 8, 2021.

The investment objective of each Existing Affiliated Fund is to maximize total return to its investors in the form of current income and capital appreciation by primarily investing in private middle-market companies (typically with $5 million to $50 million of EBITDA) through first lien, second lien, unitranche and mezzanine debt financings, often with corresponding equity investments. Each Existing Affiliated Fund is a separate and distinct legal entity and each relies on the exclusion from the status as an investment company under the 1940 Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7). Each Existing Affiliated Fund is advised by SCM.

D. SPBDC Advisor

SPBDC Advisor, a majority-owned subsidiary of SCM, was organized as a limited liability company under the laws of the state of Delaware and is privately held. SPBDC Advisor is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

SPBDC Advisor serves as investment adviser to SPBDC pursuant to an investment advisory agreement. SPBDC Advisor reviews investments with respect to SPBDC and determines if SPBDC should invest in a new portfolio company and, if so, to what extent.

E. SCM

SCM was organized as a limited liability company under the laws of the state of Delaware and is privately held. SCM is registered with the Commission pursuant to Section 203 of the Advisers Act.

SCM serves as investment adviser to SCIC pursuant to an investment advisory agreement and also serves as investment adviser to each Existing Affiliated Fund. SCM reviews investments with respect to SCIC and the Existing Affiliated Funds and determines whether or not each entity should invest in a new portfolio company and, if so, to what extent.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

11 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). SPBDC Advisor is majority-owned by SCM and each are thus affiliated persons of each other. Accordingly, with respect to SCM, SPBDC Advisor, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with SCM, SPBDC Advisor, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

12 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

13 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

14 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

15 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

16 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

17 The Affiliated Entities may adopt shared Co-Investment Policies.

6. Dispositions:

(a) Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7.Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

18 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

19 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

20 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

21 See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Robert T. Ladd

Stellus Capital Investment Corporation

Chief Executive Officer and President

4400 Post Oak Parkway, Suite 2200

Houston, TX 77027

(713) 292-5400

rladd@stelluscapital.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Stephani M. Hildebrandt, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

(202) 383-0100

anneoberndorf@eversheds-sutherland.com

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 23rd day of April, 2025.

STELLUS CAPITAL INVESTMENT CORPORATION

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Chief Financial Officer

STELLUS PRIVATE CREDIT BDC

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CAPITAL SBIC LP

By: Stellus Capital SBIC GP LLC, its General Partner

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CAPITAL SBIC II, LP

By: Stellus Capital SBIC GP LLC, its General Partner

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CAPITAL SBIC III, LP

By: Stellus Capital SBIC GP LLC, its General Partner

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

SCIC-SKP BLOCKER 1, INC.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

SCIC-ERC BLOCKER 1, INC.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

SCIC-CONSOLIDATED BLOCKER, INC.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

SCIC-CC BLOCKER 1, INC.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

SCIC-APE BLOCKER 1, INC.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

SCIC-HOLLANDER BLOCKER 1, INC.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

SCIC-INVINCIBLE BLOCKER 1, INC.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

SCIC-VENBROOK BLOCKER 1, INC.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

PBDC CONSOLIDATED BLOCKER, LLC

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS PRIVATE CREDIT BDC SPV LLC

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CREDIT MASTER FUND I, LLC

By: Stellus Credit Master Fund I GP, LLC, its Managing Member
By: Stellus Capital Management LLC, its Member
By: Stellus Capital Management Holdings, L.P., its Managing Member
By: SCM Holdings GP, LLC, the General Partner of Stellus Capital Management Holdings, L.P.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CREDIT VCOC FUND I, LLC

By: Stellus Capital Management LLC, its Manager
By: Stellus Capital Management Holdings, L.P., its Managing Member
By: SCM Holdings GP, LLC, the General Partner of Stellus Capital Management Holdings, L.P.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CREDIT MASTER FUND II, LLC

By: Stellus Credit Master Fund II GP, LLC, its Managing Member
By: Stellus Capital Management LLC, its Member
By: Stellus Capital Management Holdings, L.P., its Managing Member
By: SCM Holdings GP, LLC, the General Partner of Stellus Capital Management Holdings, L.P.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CREDIT VCOC FUND II, LLC

By: Stellus Capital Management LLC, its Manager
By: Stellus Capital Management Holdings, L.P., its Managing Member
By: SCM Holdings GP, LLC, the General Partner of Stellus Capital Management Holdings, L.P.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CREDIT MASTER FUND III, LLC

By: Stellus Credit Master Fund III GP, LLC, its Managing Member
By: Stellus Capital Management LLC, its Member
By: Stellus Capital Management Holdings, L.P., its Managing Member
By: SCM Holdings GP, LLC, the General Partner of Stellus Capital Management Holdings, L.P.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CREDIT VCOC FUND III, LLC

By: Stellus Capital Management LLC, its Manager
By: Stellus Capital Management Holdings, L.P., its Managing Member
By: SCM Holdings GP, LLC, the General Partner of Stellus Capital Management Holdings, L.P.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS SENIOR SECURED LOAN FUND, LLC

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CREDIT FUNDS INVESTOR A, LLC

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CREDIT FUNDS INVESTOR B, LP

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CREDIT MASTER FUND IV, LLC

By: Stellus Credit Master Fund IV GP, LLC, its Managing Member
By: Stellus Capital Management LLC, its Member
By: Stellus Capital Management Holdings, L.P., its Managing Member
By: SCM Holdings GP, LLC, the General Partner of Stellus Capital Management Holdings, L.P.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CREDIT VCOC FUND IV, LLC

By: Stellus Capital Management LLC, its Manager
By: Stellus Capital Management Holdings, L.P., its Managing Member
By: SCM Holdings GP, LLC, the General Partner of Stellus Capital Management Holdings, L.P.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS PRIVATE BDC ADVISOR, LLC

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

STELLUS CAPITAL MANAGEMENT, LLC

By: Stellus Capital Management Holdings, L.P., its Managing Member
By: SCM Holdings GP, LLC, the General Partner of Stellus Capital Management Holdings, L.P.

By:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Authorized Person

APPENDIX A

VERIFICATION

The undersigned states that he has duly executed the attached application, dated April 23, 2025 for and on behalf of for and on behalf of Stellus Capital Investment Corporation, Stellus Private Credit BDC, Stellus Capital SBIC LP, Stellus Capital SBIC II, LP, Stellus Capital SBIC III, LP, SCIC-SKP Blocker 1, Inc., SCIC-ERC Blocker 1, Inc., SCIC-Consolidated Blocker, Inc., SCIC – CC Blocker 1, Inc., SCIC – APE Blocker 1, Inc., SCIC – Hollander Blocker 1, Inc., SCIC-Invincible Blocker 1, Inc., SCIC-Venbrook Blocker 1, Inc., PBDC Consolidated Blocker, LLC, Stellus Private Credit BDC SPV LLC, Stellus Credit Master Fund I, LLC, Stellus Credit VCOC Fund I, LLC, Stellus Credit Master Fund II, LLC, Stellus Credit VCOC Fund II, LLC, Stellus Credit Master Fund III, LLC, Stellus Credit VCOC Fund III, LLC, Stellus Senior Secured Loan Fund, LLC, Stellus Credit Funds Investor A, LLC, Stellus Credit Funds Investor B, LP, Stellus Credit Master Fund IV, LLC, Stellus Credit VCOC Fund IV, LLC, Stellus Private BDC Advisor, LLC, and Stellus Capital Management, LLC, that he is the Chief Financial Officer of Stellus Capital Investment Corporation and Stellus Private Credit BDC, and the authorized person of Stellus Capital SBIC LP, Stellus Capital SBIC II, LP, Stellus Capital SBIC III, LP, SCIC-SKP Blocker 1, Inc., SCIC-ERC Blocker 1, Inc., SCIC-Consolidated Blocker, Inc., SCIC – CC Blocker 1, Inc., SCIC – APE Blocker 1, Inc., SCIC – Hollander Blocker 1, Inc., SCIC-Invincible Blocker 1, Inc., SCIC-Venbrook Blocker 1, Inc., PBDC Consolidated Blocker, LLC, Stellus Private Credit BDC SPV LLC, Stellus Credit Master Fund I, LLC, Stellus Credit VCOC Fund I, LLC, Stellus Credit Master Fund II, LLC, Stellus Credit VCOC Fund II, LLC, Stellus Credit Master Fund III, LLC, Stellus Credit VCOC Fund III, LLC, Stellus Senior Secured Loan Fund, LLC, Stellus Credit Funds Investor A, LLC, Stellus Credit Funds Investor B, LP, Stellus Credit Master Fund IV, LLC, Stellus Credit VCOC Fund IV, LLC, Stellus Private BDC Advisor, LLC, PBDC Consolidated Blocker, LLC, and Stellus Capital Management, LLC that he holds the office with each such entity as indicated above, and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Date:	April 23, 2025

APPENDIX B

Resolutions of the Board of Directors (the “Board”) of Stellus Capital Investment Corporation (the “Company”)

WHEREAS, the Board has reviewed the Company’s Co-Investment Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the Securities and Exchange Commission (the “SEC”) pursuant to Section 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act; and

WHEREAS, the Board deems it advisable and in the best interest of the Company that the Company file the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Officers of the Company shall be the President and Chief Executive Officer and Chief Financial Officer of the Company (collectively, the “Authorized Officers”).

(Adopted by the Board of Directors on April 11, 2025)

APPENDIX C

Resolutions of the Board of Trustees (the “Board”) of Stellus Private Credit BDC (the “Company”)

WHEREAS, the Board has reviewed the Company’s Co-Investment Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the Securities and Exchange Commission (the “SEC”) pursuant to Section 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act; and

WHEREAS, the Board deems it advisable and in the best interest of the Company that the Company file the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Officers of the Company shall be the President and Chief Executive Officer and Chief Financial Officer of the Company (collectively, the “Authorized Officers”)

(Adopted by the Board of Trustees on April 11, 2025)

Schedule A

Existing Wholly-Owned Subsidiaries

Existing Wholly-Owned Subsidiaries of SCIC

Stellus Capital SBIC LP

Stellus Capital SBIC II, LP

Stellus Capital SBIC III, LP

SCIC-SKP Blocker 1, Inc.

SCIC-ERC Blocker 1, Inc.

SCIC-Consolidated Blocker, Inc.

SCIC-CC Blocker 1, Inc.

SCIC-APE Blocker 1, Inc.

SCIC-Hollander Blocker 1, Inc.

SCIC-Invincible Blocker 1, Inc.

SCIC-Venbrook Blocker 1, Inc.

Existing Wholly-Owned Subsidiaries of SPBDC

PBDC Consolidated Blocker, LLC

Stellus Private Credit BDC SPV LLC